UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b) (Amendment No. ___)*

TopBuild Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89055F103
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89055F103	13G

1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,079,500
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
2,079,500
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,079,500
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5% [1]
12		TYPE OF REPORTING PERSON*
IA, PN

1	The percentage used above is calculated based on 37,681,765 total shares of common stock outstanding as of October 30, 2015 as reported in the Company's Form 10-Q filed on November 3, 2015.

CUSIP No. 89055F103	13G

1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
2,079,500
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 2,079,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,079,500
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
5.5% [1]
12		TYPE OF REPORTING PERSON*
IN

CUSIP No. 89055F103	13G

1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
2,079,500
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 2,079,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,079,500
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5% [1]
12		TYPE OF REPORTING PERSON*
IN

CUSIP No. 89055F103	13G

Item 1(a)	Name of Issuer:

The name of the issuer is TopBuild Corp. (the "Company").

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 260 Jimmy Ann Drive, Daytona Beach, Florida 32114.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership of the common stock of the Company by Silver Point Capital Fund, L.P. (the "Onshore Fund") and Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund").[2] Silver Point, Mr. Mulé and Mr. O'Shea are collectively referred to herein as the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830.

Item 2(c)	Citizenship:

Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mulé and Mr. O'Shea are U.S. citizens.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e)	CUSIP No.:

89055F103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)
[_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)
[_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)
[_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)
[_]Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[X] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)
[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)
[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)
[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)
[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[_] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

_______________________________________

2
Silver Point is the investment manager of the Onshore Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the securities held by the Onshore Fund and the Offshore Fund.  Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Onshore Fund and the Offshore Fund.  Each of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is a member of Management and has voting and investment power with respect to the securities held by the Onshore Fund and the Offshore Fund and may be deemed to be a beneficial owner of the securities held by the Onshore Fund and the Offshore Fund.

CUSIP No. 89055F103	13G

Item 4	Ownership:

A.	Silver Point Capital, L.P.

(a)	Amount beneficially owned: 2,079,500

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 2,079,500

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 2,079,500

(iv)	Shared power to dispose or direct the disposition: -0-

B.	Edward A. Mulé

(a)	Amount beneficially owned: 2,079,500

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,079,500

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,079,500

C.	Robert J. O'Shea

(a)	Amount beneficially owned: 2,079,500

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: : -0-

(ii)	Shared power to vote or direct the vote: 2,079,500

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,079,500

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2016

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit A	Joint Filing Agreement dated February 16, 2016.

Exhibit B	Power of Attorney of Edward A. Mulé.

Exhibit C	Power of Attorney of Robert O'Shea.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 16, 2016

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Attorney-in-fact

Exhibit B

Power of Attorney of Edward A. Mulé

The undersigned hereby constitutes and appoints Steven Weiser, signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1)           execute and file any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934 (as amended, the "Act") and any other relevant U.S. laws, rules, or regulations, with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act;

(2)           execute and file any and all filings, disclosures, notifications, or reports required to be made by the undersigned under any other relevant foreign securities laws, rules, or regulations, with respect to securities which may be deemed to be beneficially owned by the undersigned under such laws, rules, or regulations;

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with the Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file filings with respect to the undersigned's beneficial ownership in securities unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

This Power of Attorney shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of December, 2015.

/s/ Edward A. Mulé
Edward A. Mulé

Exhibit C

Power of Attorney of Robert J. O'Shea

The undersigned hereby constitutes and appoints Steven Weiser, signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1)           execute and file any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934 (as amended, the "Act") and any other relevant U.S. laws, rules, or regulations, with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act;

(2)           execute and file any and all filings, disclosures, notifications, or reports required to be made by the undersigned under any other relevant foreign securities laws, rules, or regulations, with respect to securities which may be deemed to be beneficially owned by the undersigned under such laws, rules, or regulations;

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with the Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file filings with respect to the undersigned's beneficial ownership in securities unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

This Power of Attorney shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of February, 2016.

/s/ Robert J. O'Shea
Robert J. O'Shea